

ORIGINAL

UNITED STATES
`CURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K



(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 0-51214

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prudential Savings Bank
Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Bancorp, Inc. of Pennsylvania
1834 Oregon Avenue
Philadelphia, Pennsylvania 19145



PROCESSED

JUN 3 0 2006

THOMSON
FINANCIAL

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the Prudential Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Prudential Savings Bank Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2005

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


**PRUDENTIAL SAVINGS BANK
EMPLOYEES' SAVINGS AND
PROFIT SHARING PLAN & TRUST**


June 28, 2006   By:

Thomas A. Vento, on behalf of
Prudential Savings Bank as the Plan Administrator

3

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee
Retirement Income Security Act of 1974 (ERISA) and sections 6047(e),
6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with
the Instructions to the Form 5500.

Annual Report Identification Information

For the calendar plan year 2005 or fiscal plan year beginning _____ , and ending _____ ,

A This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) _____

B This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here .... ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see Instructions). .... ▶ ☐

Basic Plan Information — enter all requested information.

1a Name of plan
PRUDENTIAL SAVINGS BANK EMPLOYEES'
SAVINGS & PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan (mo., day, yr.)
10/01/2004

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
PRUDENTIAL SAVINGS BANK

1834 W. OREGON AVENUE

PHILADELPHIA   PA   19145-3793

2b Employer Identification Number (EIN)
23-1107072

2c Sponsor's telephone number
215-755-1500

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

Signature of plan administrator	Date 6-19-06	THOMAS A. VENTO
		Type or print name of individual signing as plan administrator
Signature of employer/plan sponsor/DFE	Date 6-19-06	THOMAS A. VENTO
		Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v8.2   Form **5500** (2005)

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")	**3b** Administrator's EIN
SAME	
	3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	**b** EIN
a Sponsor's name	**c** PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN
	c Telephone number

6	Total number of participants at the beginning of the plan year **6**	60
7	Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)	
a	Active participants. **7a**	60
b	Retired or separated participants receiving benefits **7b**	0
c	Other retired or separated participants entitled to future benefits **7c**	3
d	Subtotal. Add lines 7a, 7b, and 7c **7d**	63
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits **7e**	1
f	Total. Add lines 7d and 7e **7f**	64
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item) **7g**	62
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested. **7h**	0
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500) **7i**	0

8 Benefits provided under the plan (complete 8a and 8b, as applicable)

a ☒ Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): [2J] [2E] [2K] [2R] [3E] [2G] [ ] [ ] [ ] [ ]

b ☐ Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions): [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) ☐ Insurance	**(1)** ☐ Insurance
(2) ☐ Code section 412(i) insurance contracts	**(2)** ☐ Code section 412(i) insurance contracts
(3) ☒ Trust	**(3)** ☒ Trust
(4) ☐ General assets of the sponsor	**(4)** ☐ General assets of the sponsor

10 Schedules attached (Check all applicable boxes and, where Indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1)	☒	R	(Retirement Plan Information)
(2)	☐	B	(Actuarial Information)
(3)	☐	E	(ESOP Annual Information)
(4)	☐	SSA	(Separated Vested Participant Information)

b Financial Schedules

(1)	☐		H	(Financial Information)
(2)	☒		I	(Financial Information -- Small Plan)
(3)	☐	____	A	(Insurance Information)
(4)	☐		C	(Service Provider Information)
(5)	☒		D	(DFE/Participating Plan Information)
(6)	☐		G	(Financial Transaction Schedules)
(7)	☒	1	P	(Trust Fiduciary Information)

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

Official Use Only

2005

This Form is Open to
Public Inspection.

For calendar plan year 2005 or fiscal plan year beginning , and ending .

A Name of plan or DFE
PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT

B Three-digit
plan number ▶ 003

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
PRUDENTIAL SAVINGS BANK

D Employer Identification Number
23-1107072

Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS NA

(c) EIN-PN 94-3262720-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE STABLE VALUE FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272739-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE MIDCAPITALIZATION EQUITY INDEX FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272818-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE MONEY MARKET FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-6450621-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v8.2   Schedule D (Form 5500) 2005

(a) Name of MTIA, CCT, PSA, or 103-12IE   20 + TREASURY BOND F

(b) Name of sponsor of entity listed in (a)   BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272815-000   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   0

(a) Name of MTIA, CCT, PSA, or 103-12IE   EAFE LITE FUND

(b) Name of sponsor of entity listed in (a)   BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272738-000   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   0

(a) Name of MTIA, CCT, PSA, or 103-12IE   STRATEGIC ASSET ALLOCATION INCOME F

(b) Name of sponsor of entity listed in (a)   BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272736-000   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   0

(a) Name of MTIA, CCT, PSA, or 103-12IE   STRATEGIC ASSET ALLOCATION GROWTH A

(b) Name of sponsor of entity listed in (a)   BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272735-000   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   0

(a) Name of MTIA, CCT, PSA, or 103-12IE   STRATEGIC ASSET ALLOCATION GROWTH F

(b) Name of sponsor of entity listed in (a)   BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272737-000   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   0

(a) Name of MTIA, CCT, PSA, or 103-12IE   EQUITY GROWTH FUND F

(b) Name of sponsor of entity listed in (a)   BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3315908-000   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   0

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE   EQUITY VALUE FUND F

(b) Name of sponsor of entity listed in (a)   BARCLAYS GLOBAL INVESTORS, NA

Dollar value of interest in MTIA, CCT, PSA,

(c) EIN-PN   94-3315910-000   **(d)** Entity code C   **(e)** or 103-12IE at end of year (see instructions)   0

(a) Name of MTIA, CCT, PSA, or 103-12IE   RUSSELL 2000 INDEX FUND F

(b) Name of sponsor of entity listed in (a)   BARCLAYS GLOBAL INVESTORS, NA

Dollar value of interest in MTIA, CCT, PSA,

(c) EIN-PN   94-3318704-000   **(d)** Entity code C   **(e)** or 103-12IE at end of year (see instructions)   0

(a) Name of MTIA, CCT, PSA, or 103-12IE   NASDAQ 100 INDEX FUND F

(b) Name of sponsor of entity listed in (a)   BARCLAYS GLOBAL INVESTORS, NA

Dollar value of interest in MTIA, CCT, PSA,

(c) EIN-PN   94-3369152-000   **(d)** Entity code C   **(e)** or 103-12IE at end of year (see instructions)   0

(a) Name of MTIA, CCT, PSA, or 103-12IE   PENTEGRA STABLE VALUE FUND

(b) Name of sponsor of entity listed in (a)   STATE STREET GLOBAL ADVISORS (SSGA)

Dollar value of interest in MTIA, CCT, PSA,

(c) EIN-PN   04-0025081-575   **(d)** Entity code C   **(e)** or 103-12IE at end of year (see instructions)   1160436

(a) Name of MTIA, CCT, PSA, or 103-12IE   MODERATE STRATEGIC BALANCED SL FUND

(b) Name of sponsor of entity listed in (a)   STATE STREET GLOBAL ADVISORS (SSGA)

Dollar value of interest in MTIA, CCT, PSA,

(c) EIN-PN   04-0025081-111   **(d)** Entity code C   **(e)** or 103-12IE at end of year (see instructions)   39192

(a) Name of MTIA, CCT, PSA, or 103-12IE   CONSERVATIVE STRATEGIC BALANCED SL

(b) Name of sponsor of entity listed in (a)   STATE STREET GLOBAL ADVISORS (SSGA)

Dollar value of interest in MTIA, CCT, PSA,

(c) EIN-PN   04-0025081-110   **(d)** Entity code C   **(e)** or 103-12IE at end of year (see instructions)   673

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE AGGRESSIVE STRATEGIC BALANCED SL

(b) Name of sponsor of entity listed in (a) STATE STREET GLOBAL ADVISORS (SSGA)

(c) EIN-PN 04-0025081-112 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1348

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSSELL 2000 INDEX SL SERIES

(b) Name of sponsor of entity listed in (a) STATE STREET GLOBAL ADVISORS (SSGA)

(c) EIN-PN 04-0025081-084 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 12702

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P 500 FLAGSHIP SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET GLOBAL ADVISORS (SSGA)

(c) EIN-PN 04-0025081-065 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1071551

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P GROWTH INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET GLOBAL ADVISORS (SSGA)

(c) EIN-PN 04-0025081-570 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 25012

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P VALUE INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET GLOBAL ADVISORS (SSGA)

(c) EIN-PN 04-0025081-571 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 22164

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P MIDCAP INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET GLOBAL ADVISORS (SSGA)

(c) EIN-PN 04-0025081-537 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 115516

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE   NASDAQ 100 INDEX NON-LENDING FUND

(b) Name of sponsor of entity listed in (a)   STATE STREET GLOBAL ADVISORS (SSGA)

(c) EIN-PN 04-0025081-572   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   40038

(a) Name of MTIA, CCT, PSA, or 103-12IE   REIT INDEX NON-LENDING SERIES FUND

(b) Name of sponsor of entity listed in (a)   STATE STREET GLOBAL ADVISORS (SSGA)

(c) EIN-PN 04-0025081-352   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   18005

(a) Name of MTIA, CCT, PSA, or 103-12IE   DAILY EAFE INDEX SL SERIES FUND T

(b) Name of sponsor of entity listed in (a)   STATE STREET GLOBAL ADVISORS (SSGA)

(c) EIN-PN 04-0025081-462   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   31523

(a) Name of MTIA, CCT, PSA, or 103-12IE   STIF

(b) Name of sponsor of entity listed in (a)   STATE STREET GLOBAL ADVISORS (SSGA)

(c) EIN-PN 04-0025081-156   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   2821

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____   **(d)** Entity code ____   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____   **(d)** Entity code ____   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

Official Use Only

Information on Participating Plans (to be completed by DFEs)

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

SCHEDULE I (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	Financial Information -- Small Plan This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	Official Use Only OMB No. 1210-0110 **2005** This Form Is Open to Public Inspection.

For calendar year 2005 or fiscal plan year beginning , and ending ,

A Name of plan PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT	B Three-digit plan number ▶	003
C Plan sponsor's name as shown on line 2a of Form 5500 PRUDENTIAL SAVINGS BANK	D Employer Identification Number 23-1107072	

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I — Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	3040288	3423857
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	3040288	3423857

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	41721	
	(2) Participants	2a(2)	186078	
	(3) Others (including rollovers)	2a(3)		
b	Noncash contributions	2b		
c	Other income	2c	233863	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		461662
e	Benefits paid (including direct rollovers)	2e	60152	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	19323	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		79475
j	Net income (loss) (subtract line 2i from line 2d)	2j		382187
k	Transfers to (from) the plan (see instructions)	2k		1382

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v6.2   Schedule I (Form 5500) 2005

Official Use Only

		Yes	No	Amount
3c	Real estate (other than employer real property)...................................	3c		X	
d	Employer securities...	3d	X		672582
e	Participant loans..	3e	X		120707
f	Loans (other than to participants)..	3f		X	
g	Tangible personal property...	3g		X	

Transactions During Plan Year

4 During the plan year:

		Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.).. 4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance 4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible? 4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.) 4d		X	
e	Was the plan covered by a fidelity bond?... 4e	X		2070000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty? 4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? 4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? 4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? 4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? 4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)............. 4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year.. ☐ Yes   ☒ No   Amount _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)   5b(2) EIN(s)   5b(3) PN(s)

SCHEDULE P
(FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary
of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

OMB No. 1210-0110

2005

This Form is Open to Public Inspection.

For trust calendar year 2005 or fiscal year beginning _____ , and ending _____ .

1a Name of trustee or custodian

THE BANK OF NEW YORK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

ONE WALL STREET

c City or town, state, and ZIP code

NEW YORK   NY   10286-0000

2a Name of trust
PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND

b Trust's employer identification number   68-0631618

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶   23-1107072

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary ▶ _____ Date ▶ JUNE 28, 2006

For Paperwork Reduction Act Notice and OMB Control Numbers,   v8.2   Schedule P (Form 5500) 2005

SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an Attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2005

This Form is Open to Public Inspection.

For calendar year 2005 or fiscal plan year beginning _____ , and ending _____ .

A Name of plan PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT	**B** Three-digit plan number ▶	003
C Plan sponsor's name as shown on line 2a of Form 5500 PRUDENTIAL SAVINGS BANK	**D** Employer Identification Number 23-1107072	

Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the Instructions . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits).   13-3745616   _____

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . ☐ Yes   ☐ No   ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . ▶ Month _____ Day _____ Year _____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . **6a** $

 b Enter the amount contributed by the employer to the plan for this plan year . . . . **6b** $

 c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . **6c** $

If you completed line 6c, skip lines 7 and 8 and complete line 9.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . ☐ Yes   ☐ No   ☐ N/A

Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) . . . . ☐ Increase   ☐ Decrease   ☐ No

Coverage (See instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements . . . . ☒ the ratio percentage test   ☐ average benefit test

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v8.2   Schedule R (Form 5500) 2005